SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

STONECO LTD.

(Name of Issuer)

CLASS A COMMON SHARES, PAR VALUE $0.000079365 PER SHARE

(Title of Class of Securities)

G85158106

(CUSIP Number)

THOMAS PATTERSON
1149 CHESTNUT STREET, SUITE 200
MENLO PARK, CA  94025
650-854-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

OCTOBER 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Madrone Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 29,339,276

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 29,339,276(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,339,276

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.08% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Madrone Partners, L.P. (“Madrone”), Madrone Capital Partners LLC (“Madrone GP”), Thomas Patterson (“Patterson”), Greg Penner, (“Penner”) and Jameson McJunkin (“McJunkin”, and together with Madrone and Madrone GP, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 8,959,532 shares of the Issuer’s Class A Common Shares and 20,379,744 shares of Issuer’s Class B Common Shares (each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time) held by Madrone. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.

(3) The Percent of Class assumes the conversion of all of the Reporting Persons’ Class B Common Shares into Class A Common Shares, resulting in a total of 29,339,276 Class A Common Shares divided by 146,077,182 Class A Common Shares outstanding (comprised of (x) 125,697,438 shares of Class A Common Shares outstanding upon the closing of the Issuer’s Initial Public Offering (“IPO”), as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2018 (including the full exercise of the underwriters’ over-allotment option), and (y) an additional 20,379,744 shares of Class A Common Shares issuable on conversion of the Reporting Persons’ Class B Common Shares). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares.

1.	Name of Reporting Persons Madrone Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 29,339,276 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 29,339,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,339,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.08% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 8,959,532 shares of the Issuer’s Class A Common Shares and 20,379,744 shares of Issuer’s Class B Common Shares (each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time) held by Madrone. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.

(3) The Percent of Class assumes the conversion of all of the Reporting Persons’ Class B Common Shares into Class A Common Shares, resulting in a total of 29,339,276 Class A Common Shares divided by 146,077,182 Class A Common Shares outstanding (comprised of (x) 125,697,438 shares of Class A Common Shares outstanding upon the closing of the IPO, as reported in the Prospectus filed with the SEC on October 26, 2018 (including the full exercise of the underwriters’ over-allotment option), and (y) an additional 20,379,744 shares of Class A Common Shares issuable on conversion of the Reporting Persons’ Class B Common Shares). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares.

1.	Name of Reporting Persons Thomas Patterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 29,339,276 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 29,339,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,339,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.08% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 8,959,532 shares of the Issuer’s Class A Common Shares and 20,379,744 shares of Issuer’s Class B Common Shares (each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time) held by Madrone. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.

(3) The Percent of Class assumes the conversion of all of the Reporting Persons’ Class B Common Shares into Class A Common Shares, resulting in a total of 29,339,276 Class A Common Shares divided by 146,077,182 Class A Common Shares outstanding (comprised of (x) 125,697,438 shares of Class A Common Shares outstanding upon the closing of the IPO, as reported in the Prospectus filed with the SEC on October 26, 2018 (including the full exercise of the underwriters’ over-allotment option), and (y) an additional 20,379,744 shares of Class A Common Shares issuable on conversion of the Reporting Persons’ Class B Common Shares). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares.

1.	Name of Reporting Persons Greg Penner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 29,339,276 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 29,339,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,339,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.08% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 8,959,532 shares of the Issuer’s Class A Common Shares and 20,379,744 shares of Issuer’s Class B Common Shares (each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time) held by Madrone. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.

(3) The Percent of Class assumes the conversion of all of the Reporting Persons’ Class B Common Shares into Class A Common Shares, resulting in a total of 29,339,276 Class A Common Shares divided by 146,077,182 Class A Common Shares outstanding (comprised of (x) 125,697,438 shares of Class A Common Shares outstanding upon the closing of the IPO, as reported in the Prospectus filed with the SEC on October 26, 2018 (including the full exercise of the underwriters’ over-allotment option), and (y) an additional 20,379,744 shares of Class A Common Shares issuable on conversion of the Reporting Persons’ Class B Common Shares). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares.

1.	Name of Reporting Persons Jameson McJunkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 29,339,276 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 29,339,276 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,339,276 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.08% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 8,959,532 shares of the Issuer’s Class A Common Shares and 20,379,744 shares of Issuer’s Class B Common Shares (each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time) held by Madrone. Madrone GP is the sole general partner of Madrone.  Patterson, Penner and McJunkin are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.

(3) The Percent of Class assumes the conversion of all of the Reporting Persons’ Class B Common Shares into Class A Common Shares, resulting in a total of 29,339,276 Class A Common Shares divided by 146,077,182 Class A Common Shares outstanding (comprised of (x) 125,697,438 shares of Class A Common Shares outstanding upon the closing of the IPO, as reported in the Prospectus filed with the SEC on October 26, 2018 (including the full exercise of the underwriters’ over-allotment option), and (y) an additional 20,379,744 shares of Class A Common Shares issuable on conversion of the Reporting Persons’ Class B Common Shares). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares.

Introduction.

Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 1.                                 Security and Issuer.

This Schedule 13D relates to Class A Common Shares, par value $0.000079365 per share (the “Class A Common Shares”), of StoneCo Ltd. (the “Issuer”).  The address of the principal executive offices of the Issuer is: R. Fidêncio Ramos, 308, Vila Olímpia, 10th floor, São Paulo—SP, 04551-010, Brazil.

Item 2.                                 Identity and Background.

(a)         This statement is filed on behalf of Madrone Partners, L.P., a Delaware limited partnership (“Madrone”), Madrone Capital Partners LLC, a Delaware limited liability company (“Madrone GP”) and Thomas Patterson (“Patterson”), Greg Penner, (“Penner”) and Jameson McJunkin (“McJunkin”), (collectively, the “Managing Members”).  Madrone, Madrone GP and the Managing Members are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)         The address of the principal place of business of the Reporting Persons is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(c)          The principal business of Madrone is making venture capital investments.  Madrone GP’s principal business is acting as general partner of Madrone.  Each of the Managing Members’ principal business is acting as a managing director of Madrone GP.

(d)         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)           Madrone is a Delaware limited partnership.  Madrone GP is Delaware limited liability company. Each of the Managing Members is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On October 24, 2018, the registration statement related to the Issuer’s initial public offering of Class A Common Shares (the “IPO”) was declared effective.  The IPO closed on October 29, 2018, and at such time Madrone purchased 2,750,000 Class A Common Shares of the Issuer at the initial public offering price of $24.00 per share.

The funds used by Madrone to acquire the securities described herein were obtained from capital contributions by its partners.

Item 4.         Purpose of Transaction.

Madrone purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Common Shares to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Class A Common Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Shares beneficially owned by them (or any Class A Common Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.                                 Interest in Securities of the Issuer.

(a) & (b)  The following information with respect to the ownership of the Class A Common Shares of the Issuer by the persons filing this statement on this Schedule 13D is provided as of November 7, 2018:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Madrone	29,339,276	0	29,339,276	0	29,339,276	29,339,276	20.08%
Madrone GP	0	0	29,339,276	0	29,339,276	29,339,276	20.08%
Patterson	0	0	29,339,276	0	29,339,276	29,339,276	20.08%
Penner	0	0	29,339,276	0	29,339,276	29,339,276	20.08%
McJunkin	0	0	29,339,276	0	29,339,276	29,339,276	20.08%

The shares are held by Madrone. Patterson, Penner and McJunkin are Managing Members of Madone GP, and may be deemed to share voting and dispositive power over the shares held by Madone.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A Common Shares or Class B Common Shares during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Class A Common Shares or Class B Common Shares beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

In connection with the IPO, the Issuer has entered into a registration rights agreement with certain of its existing shareholders pursuant to which the Issuer granted them customary registration rights for the resale of the Class A Common Shares held by its existing shareholders (including Class A Common Shares acquired upon conversion of Class B Common Shares). Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Related Person Transaction Policy

In connection with the IPO, the Issuer has entered into a new related person transaction policy. Pursuant to such related person transaction policy, any related person transaction must be approved or ratified by the Issuer’s board of directors or a designated committee thereof. The related party transaction policy sets out a number of exemptions pursuant to which certain related person transactions will be deemed not to create or involve a material interest and thereby not subject to such approval or ratification requirements. In determining whether to approve or ratify a transaction with a related person, the Issuer’s board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to the Issuer, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. The Issuer’s board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, the Issuer’s best interests and the best interests of its shareholders.

Lock-up Agreement

The Issuer, the members of its board of directors and its executive officers, as well as its existing shareholders and Ant Financial (as defined in the Prospectus), have agreed not to offer, sell or transfer any Class A Common Shares or securities convertible into, or exchangeable or exercisable for, Class A Common Shares, for 180 days after the date of the Prospectus. Specifically, the Issuer and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•                  offer, pledge, sell or contract to sell any common shares;

•                  sell any option or contract to purchase any common shares;

•                  purchase any option or contract to sell any common shares;

•                  grant any option, right or warrant for the sale of any common shares;

•                  lend or otherwise dispose of or transfer any common shares;

•                  request or demand that the Issuer file a registration statement related to the Class A Common Shares; or

•                  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A Common Shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The form of lock-up agreement is incorporated herein by reference to Annex IV to Exhibit 1.1 (Underwriting Agreement) to the Issuer’s Registration Statement on Form F-1 (333-227634) filed with the SEC on October 22, 2018.

This lock-up provision applies to Class A Common Shares and to securities convertible into or exchangeable or exercisable for Class A Common Shares, including the Issuer’s Class B Common Shares.

Item 7.                                 Material to Be Filed as Exhibits.

Exhibit A:                                         Joint Filing Statement.

Exhibit B:                                         FINRA lock-up Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 7, 2018	MADRONE PARTNERS, L.P.

	BY:	MADRONE CAPITAL PARTNERS, LLC
	ITS:	General Partner

	By:	/s/ Thomas Patterson
Thomas Patterson
Managing Member

MADRONE CAPITAL PARTNERS, LLC

	By:	/s/ Thomas Patterson
Thomas Patterson
Managing Member

/s/ Thomas Patterson
THOMAS PATTERSON

/s/ Greg Penner
GREG PENNER

/s/ Jameson McJunkin
JAMESON McJUNKIN

EXHIBIT A

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

November 7, 2018	MADRONE PARTNERS, L.P.

	BY:	MADRONE CAPITAL PARTNERS, LLC
	ITS:	General Partner

	By:	/s/ Thomas Patterson
Thomas Patterson
Managing Member

MADRONE CAPITAL PARTNERS, LLC

	By:	/s/ Thomas Patterson
Thomas Patterson
Managing Member

/s/ Thomas Patterson
THOMAS PATTERSON

/s/ Greg Penner
GREG PENNER

/s/ Jameson McJunkin
JAMESON McJUNKIN

EXHIBIT B

EXECUTION VERSION

LOCK-UP AGREEMENT

October 23, 2018

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

As representatives (the “Representatives”) of the several Underwriters named in Schedule I to the Underwriting Agreement referred to below

c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Re:          StoneCo Ltd. - Initial Public Offering

Ladies and Gentlemen:

The undersigned understand that you, as Representatives of the several Underwriters, have entered into an Underwriting Agreement (the “Underwriting Agreement”) with StoneCo Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”) and the Selling Shareholders named on Schedule II to such agreement, providing for the initial public offering (the “Public Offering”) by the several Underwriters named in Schedule 1 to the Underwriting Agreement (the “Underwriters”), of Class A common shares, of the Company (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In connection with the allocation to the undersigned of Securities offered in the Public Offering, the undersigned hereby agree that Securities purchased by the undersigned in the Public Offering shall not be sold, transferred, assigned, pledged or hypothecated, in each case, within the meaning of FINRA Rule 5130(e)(4), for a period of three months following the effective date of the Public Offering.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the Securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby jointly represent and warrant that each of the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

This Letter Agreement shall have no force or effect if the effective date of the Public Offering is not within three months of the date of this Letter Agreement.

This Letter Agreement shall terminate and have no further force or effect upon the expiration of three months after the effective date of the Public Offering; provided, however, that the Securities that are the subject hereof shall continue to be subject to the terms of that certain Lock-Up Agreement entered into by among the undersigned and the Underwriters in connection with the Public Offering in accordance with the terms thereof

For the avoidance of doubt, this Letter Agreement shall only apply to those Securities purchased by the undersigned in the Public Offering through the Underwriters and shall not apply to any other securities held, owned or controlled by the undersigned.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

[Signature Page Follows]

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Very truly yours,

Madrone Partners L.P.

By: Madrone Capital Partners LLC,
its general partner

By:	/s/ Tom Patterson
Name:	Tom Patterson
Title:	Managing Member

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